April 29, 2025

Paul D. McKinney
Chief Executive Officer
Ring Energy, Inc.
1725 Hughes Landing Blvd., Suite 900
The Woodlands, TX 77380

       Re: Ring Energy, Inc.
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286646
Dear Paul D. McKinney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Adam J. Fogoros, Esq.